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                                      UNITED STATES SECURITIES AND EXCHANGE COMMISSION
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          FORM 3                                   Washington, D.C. 20549                                          OMB APPROVAL
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                                   INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES                  OMB Number:  3235-0104
                                                                                                            Expires:  September 30,
                                                                                                            1998
                                  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                     Section 17(a) of the Public Utility Holding Company Act of 1935 or      hours per response 0.5
(Print or Type Responses)            Section 30(f) of the  Investment Company Act of 1940


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
1. Name and Address of Reporting Person*   2. Date of Event      4. Issuer Name and Ticker or Trading Symbol
                                              Requiring
                                              Statement             MGC Communications, Inc. (MGCX)
Providence Equity Partners III L.L.C.         (Month/Day/Year)
                                                04/05/99
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     (Last)        (First)       (Middle)  3. IRS Identi-        5. Relationship of Reporting    6. If Amendment, Date of Original
                                               fication             Person(s) to Issuer          (Month/Day/Year)
                                               Number of                 (Check all applicable)
901 Fleet Center, 50 Kennedy Plaza             Reporting         [ ] Director      [x] 10% Owner 7. Individual or Joint/Group Filing
                   (Street)                    Person, if an     [ ] Officer (give [ ] Other         Check Applicable Line)
Providence, Rhode Island 02903                 entity                title below       (specify      [x]  Form filed by One
                                               (Voluntary)                              below)            Reporting Person
                                                                                                     []  Form filed by more
                                                                                                          than one Reporting
                                                                                                          Person
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     (City)        (State)       (Zip)
                                                                    Table I -- Non-Derivative Securities Beneficially Owned
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1.   Title of Security        2.  Amount of             3.  Ownership      4.   Nature of Indirect Beneficial Ownership
     (Instr. 4)                   Securities                Form:               (Instr. 5)
                                  Beneficially Owned        Direct (D)
                                  (Instr. 4)                or Indirect
                                                            (I) (Instr. 5)
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 5(b)(v).


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FORM 3 (continued)                  Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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1.   Title of Derivative Security  2. Date Exercisable   3. Title and Amount of    4.  Conversion   5. Ownership       6. Nature of
     (Instr. 4)                       and Expiration        Securities Underlying      or Exercise     Form of            Indirect
                                      Date                  Derivative Security        Price of        Derivative         Beneficial
                                      (Month/Day/Year)      (Instr. 4)                 Derivative      Security:          Ownership
                                                                                       Security        Direct (D)         (Instr. 5)
                                                                                                       or Indirect (I)
                                                                                                       (Instr.5)
                                      Date     Expiration   Title     Amount or
                                      Exer-    Date                   Number of
                                      cisable                         Shares

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Series B Convertible Preferred Stock  Immed.    N/A    Common Stock   4,166,667         1-for-1         I                (1)
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Explanation of Responses:

(1) The 4,166,667 shares of Series B Convertible Preferred Stock reported above (the "Shares"), are held directly by Providence Equity Partners III L.P. The following summary provides a description of those beneficial owners having an indirect beneficial ownership of the Shares and a description of the nature of such indirect beneficial ownership. Providence Equity Partners III L.L.C. is the general partner of Providence Equity Partners III L.P. and thereby indirectly owns all of the Shares. Jonathan M. Nelson, Glenn M. Creamer and Paul J. Salem are the three managing members of Providence Equity Partners III L.L.C. and thereby indirectly own all of the Shares. Except to the extent that each of Messrs. Nelson, Creamer and Salem, individually, holds an indirect pecuniary interest in the Shares, Messrs. Nelson, Creamer and Salem disclaim beneficial ownership of these securities, and this report shall not be deemed an admission that Messrs. Nelson, Creamer or Salem is a beneficial owner of the Shares for purposes of Section 16 or for any other purpose.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient. See Instruction 6 for procedure.


                            PROVIDENCE EQUITY PARTNERS III L.L.C.

                                                                 April 15, 1999
                             /s/    Jonathan M. Nelson
                             --------------------------------    --------------
                           **Name:  Jonathan M. Nelson           Date
                                    Title: President


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.